May 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lauren Hamill

Re:	Sol-Gel Technologies Ltd. Registration Statement on Form F-3 Filed April 29, 2025 File No. 333-286822 (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Sol-Gel Technologies Ltd. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Thursday, May 8, 2025 at 4:01 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6732 with any questions regarding this request.

Very truly yours,

SOL-GEL TECHNOLOGIES LTD.

By: /s/ Eyal Ben-Or
Name: Eyal Ben-Or Title: CFO

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Jeffrey Schultz, Esq.